VINYL PRODUCTS, INC. LETTERHEAD

September 17, 2009

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549-7010
Attn:       Jay Ingram, Esq.
Jessica Kane, Esq.
Jenn Do
Al Pavot

Re:         Vinyl Products, Inc.
Registration Statement on Form S-1
Filed March 27, 2009
File No. 333-158254

Annual Report on Form 10-K
Filed March 31, 2009
File No. 000-52769

Quarterly Report on Form 10-Q
Filed on August 13, 2009
File No. 000-52769

This letter sets forth the responses of Vinyl Products, Inc. (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 26, 2009 concerning (i) Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-158254) as filed with the Commission on July 31, 2009 (the “Registration Statement”) (ii) the Company's Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Commission on March 31, 2009 (the "2008 Form 10-K"); and (iii) the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 as filed with the Commission on August 13, 2009 (the "June 2009 Form 10-Q").

The Company previously filed an amendment to the June 2009 Form 10-Q and a letter in response to the Staff's comments to that report on September 15, 2009.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated August 26, 2009. References in the text of the responses herein are to Amendment No. 2 to Form S-1 which is being filed on the date hereof ("Amendment No. 2").  For your convenience, we have set forth each comment from your comment letter in bold typeface and include the Company’s response below it.

Securities and Exchange Commission
Division of Corporation Finance
September 17, 2009

Registration Statement on Form S-1 Filed on July 31, 2009

General

1.	Please note the updating requirements of Rule 8-08 of Regulation S-X.

Response:

We have revised Amendment No. 2 to include the financial statements for the period ended June 30, 2009, the last quarterly period for which the Company was required to file a report on Form 10-Q, in conformity with Rule 8.08 of Regulation S-X.

2.	To the extent the below comments apply to the reports you file under the Exchange Act, please comply with those comments in future filings.

Response:

We acknowledge the Staff's comment and confirm that we will revise our disclosure in future Exchange Act filings as requested in of each of the comments set forth in the Staff's comment letters to the Company relating to each of the Registration Statement, the 2009 Form 10-K and the June 2009 Form 10-Q, to the extent such comments are applicable to such Exchange Act filings.

3.
We note the acknowledgements the Company in its letter dated July 31, 2009.  However, these representations of not conform to the language contained in our letter dated April 22, 2009.  Therefore, please provide in writing, a statement from the Company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Division of Corporation Finance
September 17, 2009

Response:

In response to the Staff's comment, we have revised the acknowledgements appearing at the end of this letter to conform to the language set forth above.

Risk Factors, page 8

"We identified material weaknesses and deficiencies . . . ," page 14

4.
Please revise the end of the first paragraph to remove the phrase "such that all material information required to be included in our Exchange Act reports is reported in a timely manner" since this language is not part of the definition of internal control over financial reporting.  Please refer to Exchange Act Rules 13a-15(f) and 15d-15(f) for the full definition of internal control over financial reporting.

Response:

We acknowledge the Staff's comment and in response thereto, we have revised the third risk factor on page 14 to remove the language identified in the comment, as requested.

5.
We note your statement at the end of the second paragraph "[a]t this time, management believes that our current disclosure controls and procedures are effective at providing reasonable assurance that all material information required to be included in our Exchange Act reports is reported in a timely manner."  Please clarify whether you intend to refer to disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) or internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) and provide appropriate disclosure that comports with the applicable Exchange Act Rule.

Response:

We acknowledge the Staff's comment and in response thereto, we advise you that we have revised the third risk factor on page 14 to remove the sentence referenced in the comment.  We have removed the sentence because the subject language appears in a risk factor that discusses material weaknesses in the Company's controls and procedures and the sentence referenced in the comment does not enhance an investor's understanding of the risk but rather serves to mitigate the risk; therefore, we do not believe the sentence is appropriate in this context.

Securities and Exchange Commission
Division of Corporation Finance
September 17, 2009

Market and Other Data, Page 17

6.
We note your revised disclosure in response to comment 3 in our letter dated April 22, 2009.  As we stated in our prior comment, please remove language that suggests that you are not responsible for assessing the reasonableness and soundness of market data and other information.  Also explain to us how the use of disclaimers on page 17 contributes to an investors' unmitigated and informed understanding of the market for the company's products and services at the time of potential investment.

Response:

We have revised the disclosure in Amendment No. 2 under the heading "Market and Other Data," appearing on page 17, to address the Staff's comment.  Specifically, we revised the language in the section to: (i) remove language that suggests that we are not responsible for assessing the reasonableness and soundness of market data and other information, (ii) state that we believe that the industry and market information included in Amendment No. 2 is reliable and accurate and (iii) remove language that suggests that investors not place undue reliance on the data.  We respectfully suggest that, in view of the revisions made, we need not address the Staff's concerns with respect to the use of disclaimers.

Management’s Discussion and Analysis, page 18

Identification of Material Weakness in Financial Disclosure Controls and Procedures, Page 19

Preliminary notes to Staff with respect to this section of the prospectus.

(a) We advise the Staff that we have revised the title of this section to remove the words "Financial Disclosure."  We believe the title, as amended, more accurately reflects the fact that the material weaknesses we identified were not limited to a particular defined set of controls but rather extended to the Company's controls and procedures generally.

(b) Other revisions to the prospectus throughout this section that are not directly responsive to a Staff comment were made in an effort to more clearly reflect the distinction between "disclosure controls and procedures" and "internal control over financial reporting" in language that may have been confusing to an investor in earlier submissions of the Registration Statement.

(c) With respect to comment 7, each bullet point comprising the comment is followed by the Company's response to that bullet point.

Securities and Exchange Commission
Division of Corporation Finance
September 17, 2009

(d) The third paragraph of this section in Amendment No. 2 is what previously had been the penultimate paragraph of this section in Amendment No. 1.  We believe that the information included in this paragraph more naturally flows after the first two paragraphs in as much as it describes generally the limitations of controls and procedures.

7.
We note your revised disclosure in response to comment 5 in our letter dated April 22, 2009; however, we reissue the comment.  Please revise this section to conform to the disclosure required by Item 9A of Form 10-K.  Specifically, please revise to address the following:

•
Please include the conclusion of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-K for each of the reporting periods you determined a material weakness was present.  As requested by comments 28 in our letter dated April 22, 2009, please explain why your management was able to conclude that disclosure controls and procedures were not effective as of the end of the reporting period covered by the Form 10-K for the fiscal year ended December 31, 2008, but that the disclosure controls and procedures were effective as of the filing date for the 2008 10-K.  Please refer to Exchange Act Rules 13a-15(e) and 15d-15(e) for the definition of disclosure controls and procedures.

Response:

In response to the Staff's comment and as required by Item 307 of Regulation S-K, we have revised the first full paragraph appearing on page 20 to state that our president and chief financial officer concluded that the Company did not maintain effective disclosure controls and procedures at a reasonable assurance level as of September 30, 2008 and December 31, 2008.

The Staff has inquired as to how management was able to conclude that the Company's disclosure controls and procedures were not effective as of the end of the reporting period covered by the Form 10-K for the fiscal year ended December 31, 2008, but that the disclosure controls and procedures were effective as of the filing date for the 2008 10-K.  We advise the Staff that any language that suggests that management concluded that the Company's disclosure controls and procedures were effective as of the filing date of the 2008 10-K has been removed from Amendment No. 2.

Securities and Exchange Commission
Division of Corporation Finance
September 17, 2009

We presume that the comment goes to the timing of the evaluation of our disclosure controls and procedures, in as much as management would had not have been expected to evaluate their effectiveness until the conclusion of the quarter ended March 31, 2009.  In response to the Staff's query, we note that (i) we implemented the most significant changes to our internal control over financial reporting to remediate the weaknesses in our controls and procedures early in the fourth quarter of 2008 (October and November 2008) and (ii) we filed the 2008 Form 10-K on March 27, 2009, four days prior to the last day of the first fiscal quarter of 2009, as of which date (March 31, 2009) management was required under Section 307 of Regulation S-K to evaluate the effectiveness of the Company's disclosure controls and procedures.  We advise the Staff that in consideration of the gravity management ascribed to the failure of the Company's internal control over financial reporting and disclosure controls and procedures in light of its obligations under the Exchange Act and the Sarbanes Oxley Act of 2002, it had been testing and evaluating the newly implemented controls and procedures on nearly a weekly basis, in some cases, over a five-month period, to ensure that these measures were having the intended effect, not only for the purpose of generating accurate financial statements but also with the objective of being able to disclose its conclusions as to the effectiveness of the Company disclosure controls and procedures as of the end of the first quarter of fiscal 2009.  Thus, when management stated its conclusions as to the effectiveness of the Company's disclosure controls and procedures as of the filing date of each of the Registration Statement, and the 2008 Form 10-K, it had been actively undertaking the assessment necessary in furtherance of stating its conclusions.

•
On page 20, we note your conclusion relating to internal control over financial reporting for the periods ended September 30, 2008 and December 31, 2008.  Please revise to remove the phrase "to achieve our disclosure objectives" since this language is not part of the definition or internal control over financial reporting.  Please refer to Exchange Act Rules 13a-15(f) and 15d-15(f) for the full definition of internal control over financial reporting.

Response:

We acknowledge the Staff's comment, and advise you that we have revised the first full paragraph appearing on page 20 to remove the phrase "to achieve our disclosure objectives," as requested.

•
On page 20, we note your conclusion relating to internal control over financial reporting for the periods ended March 31, 2009.  Please revise to remove the phrase "established by the Company such that all material information required to be included in our Exchange Act reports is reported in a timely manner" since this language is not part of the definition or internal control over financial reporting.  Please refer to Exchange Act Rules 13a-15(f) and 15d-15(f) for the full definition of internal control over financial reporting.

Securities and Exchange Commission
Division of Corporation Finance
September 17, 2009

Response:

We acknowledge the Staff's comment, and advise you that we have revised the third paragraph appearing after the bullet points on page 20 to remove the phrase "established by the Company such that all material information required to be included in our Exchange Act reports is reported in a timely manner," as requested.

•
On page 20, we note your statement "[w]e disclosed management's conclusion in our quarterly report on Form 10-Q for the three months ended March 31, 2009, as filed with the SEC on May 15, 2009.  It appears that you are referring to your management's conclusion regarding disclosure controls and procedures rather than internal control over financial reporting.  Please advise or revise accordingly.

Response:

We acknowledge the Staff's comment and advise the Staff that the statement referenced in the comment was intended to refer to management's conclusions regarding the Company's disclosure controls and procedures.  We have revised the third paragraph appearing after the bullet points on page 20 to clearly state that management's conclusion related to disclosure controls and procedures, as follows:

"In the course of evaluating our disclosure controls and procedures during  each of the first two quarters of 2009, our management concluded that they were effective at a reasonable assurance level, as disclosed in our quarterly reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009, as filed with the SEC on May 15, 2009 and August 13, 2009, respectively."

8.
On page 20, we note that you are currently basing your assessment of the effectiveness of internal control over financial reporting on testing procedures performed by your CFO.  Please note that Exchange Act Rules 13a-15 and 15d-15 require the framework on which management's evaluation of the issuer's control over financial reporting is based must be a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment.  Please reevaluate management's assessment of the effectiveness of your internal control over financial reporting and the existence of material weaknesses for the quarter ended March 31, 2009 in accordance with the provisions of Exchange Act Rules 13a-15 and 15d-15.

Securities and Exchange Commission
Division of Corporation Finance
September 17, 2009

Response:

In response to the Staff's comment and in light of our reevaluation of the disclosure in Amendment No. 1 in accordance with Exchange Act Rule 13a-15, we have deleted the paragraph in which we state that we are basing our assessment of the effectiveness of internal control over financial reporting on testing procedures performed by our CFO.  In order to clarify our obligations with respect to the annual assessment of the effectiveness of our internal control over financial reporting, we removed the paragraph in which this language originally appeared and we have added language to the third full paragraph after the bullet points appearing on page 20 to indicate that (i) such evaluation and assessment is required to be based on a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment; (ii) that we are in the process of implementing the principles and standards presented in "Internal Control — Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and (iii) that we expect that the assessments of and report on our internal control over financial reporting will be based upon the COSO principles and standards commencing with the year ending December 31, 2009.

Per the Staff's comment, we have reevaluated management's assessment of the effectiveness of our internal control over financial reporting and the existence of material weaknesses in such controls for the quarter ended March 31, 2009 in accordance with the provisions of Exchange Act Rules 13a-15 and 15d-15.  In view thereof, we have elected to revise the third full paragraph after the bullet points appearing on page 20 to remove the reference to internal control over financial reporting, since we cannot evaluate our internal control over financial reporting until we complete the implementation of the COSO principles and standards, as stated in the preceding paragraph, and undertake our evaluation thereof in accord with the COSO principles and standards.  Therefore, we are limiting management's assessment in this paragraph to an assessment of our disclosure controls and procedures.

Results of Operations, page 21

9.
The first two paragraphs under the heading for the comparison of the three months ended March 31, 2009 and 2008 discuss "sales," which you define as the sales price of signed installation agreements. Please remove this discussion of "sales" from your results of operations section, as it may be confusing for investors to determine the appropriate amount of GAAP revenue that has actually been recorded. However, the factors causing changes in "income" should be included directly in your discussion of income," pursuant to Item 303(a)(3)(iii) of Regulation S-K.

Securities and Exchange Commission
Division of Corporation Finance
September 17, 2009

Response:

Amendment No. 2 includes financial statements for the quarterly period ended June 30, 2009 and the Results of Operations section of the Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the results of operations for the three and six months ended June 30, 2009.  In connection with our analysis of the financial statements for that period and in response to the Staff's comment, we have revised the Results of Operations section to remove the discussion of "sales" as a component of the comparison of the applicable periods, as requested.  Further, at the request of the Staff, we have revised the first full paragraph under the heading "Results of Operations" appearing on page 21, titled "Income," to include a discussion of the factors that previously had been discussed in the "sales" section that caused the changes in our "income" during the periods in question.  We also have revised this paragraph in response to comment 10, as set forth below.  As revised, the section titled "income" reads as follows:

"Comparison of the Three Months Ended June 30, 2009 and 2008

Income:  “Income” represents the sales price of installed jobs.  Income for the second quarter covered by this report was $800,403, a decrease of 33% compared to sales of $1,189,776 during the second quarter of 2008.  We believe that such decrease is directly correlated to the general weakness in the national economy, the fact that homeowners either do not have the disposable income to allocate to home renovation projects or have elected not to spend their disposable income on fence or decking projects at this time and tight consumer credit conditions, including a decline in the amount available to consumers under home equity lines.  As our vinyl supplier has increased the prices of raw materials, we have been able to pass these increases on to our customers.  The price of vinyl components represents a relatively small percentage of the total cost of each job, and even a ten percent increase in the price we pay for vinyl would represent an immaterial increase in the price we quote to a customer for a job.  We do not believe that price increases have had a material effect on our income or negatively impacted our competitive position."

We also have included the foregoing language to our discussion of "income" for the six months ended June 30, 2009 and 2008, which appears in the carryover paragraph on page 22.

10.
You state on page 21 that as your vinyl supplier has increased prices, you have been able to increase your prices correspondingly.  Please revise your filing to quantify the impact that your price increase had on income for the periods presented since such factor does not appear to be included in the discussion of income.  Refer to Item 303(a)(3)(iii) of Regulation S-K.

Securities and Exchange Commission
Division of Corporation Finance
September 17, 2009

Response:

We acknowledge the Staff's comment and advise you that the cost of materials represents a relatively small percentage of the price we charge to customers for our goods and services. Since our inception, no single increase in the price we pay for materials (nor cumulative price increases in any single year) has caused us to increase materially the prices we quote to customers for our goods and services.  Accordingly, management does not believe that the price increases we passed along to our customers as a result of price increase to us from our vinyl supplier had a material impact on our income nor did it negatively impact our competitive position.  We have revised the discussion and analysis of "income" for the three months ended June 30, 2009 and 2008 to disclose this conclusion by adding the following language to the first full paragraph under the heading "Results of Operation" appearing on page 21, titled "Income":

" As our vinyl supplier has increased the prices of raw materials, we have been able to pass these increases on to our customers.  The price of vinyl components represents a relatively small percentage of the total cost of each job, and even a ten percent increase in the price we pay for vinyl would represent an immaterial increase in the price we quote to a customer for a job.  We do not believe that price increases have had a material effect on our income or negatively impacted our competitive position."

We also have included the foregoing language to our discussion of "income" for the six months ended June 30, 2009 and 2008, which appears in the carryover paragraph on page 22.

Liquidity and Capital Resources, page 22

11.
We note that since discounts received from your supplier are "substantial" or "significant," as described in the risk factor on page 8, please revise this section to quantify such discounts for the periods presented.  It appears such discounts would be material information to be included within your discussion of gross profit in the results of operations section.  Please advise or revise your discussion of gross profit accordingly.  Please also disclose the clarifying information you have provided in the first part of your response to comment 6 in our letter dated April 22, 2009, i.e.,  the agreement with the supplier does not provide for rebates or incentives; the right of return does exist and there is a 20% restocking fee but returns have not been significant; the company receives an advertising incentive from the supplier but that amount is not material.

Securities and Exchange Commission
Division of Corporation Finance
September 17, 2009

Response:

We acknowledge the Staff's comment. We recognize the potential importance of this information to investors but respectfully advise the Staff that we are taking the position that such information is confidential in nature for the reasons set forth in the ensuing paragraph and we would prefer not to make it publicly available by disclosing it in the Registration Statement. Without so stating specifically, the amount of the discount is captured in the cost of goods sold portion of the consolidated statement of operations cash flow in the line item titled "materials." We also recognize that if we do not receive the discount, our results of operations could be impacted negatively. The fourth risk factor on page 8 addresses the possibility that any failure to achieve the minimum purchase requirements under the agreement with our vinyl supplier and receive the discount on vinyl supplies would negatively impact our business and operating results and could render our business uncompetitive. We make a similar statement in the fourth paragraph under Liquidity and Capital Resources appearing on page 26 to the effect that any failure to receive the discount would adversely impact our financial condition and that without a corresponding increase in the prices we charge to our customers, which we are not certain would allow us to maintain our competitive position, our operating results and liquidity would decline.

Management believes that the amount of the discount afforded by our vinyl supplier is confidential information the disclosure of which could cause substantial harm to our competitive position. Further, in support of our position, we note that (i) this disclosure also could harm the competitive position of our vinyl supplier and jeopardize our ability to obtain volume discounts from this supplier or any other supplier in the future; (ii) the information for we which are requesting the confidentiality apply is very limited in nature; (iii) the information is of a nature that one would have a reasonable expectation should be protected from public disclosure and (iv) the agreement between us and our vinyl supplier provides that both parties will maintain the confidentiality of the provisions of the agreement.

In order to more clearly advise investors that the discount we are afforded by our supplier on the materials we purchase is included in our cost for materials, we have revised Amendment No. 2 as follows:

(i) by revising the line item titled "materials" in the consolidated statement of operations cash flow in both the audited financial statements for the years ended December 31, 2008 and 2007 (page F-3) and for the quarterly period ended June 30, 2009 (page F-13) to add the language "net of discounts"; and

Securities and Exchange Commission
Division of Corporation Finance
September 17, 2009

(ii) by adding the following sentence to the end of the paragraph titled "Inventory" under the heading "Critical Accounting Policies and Estimates" appearing on page 21.

"All financial information in this prospectus and in our financial statements relating to our cost of materials is net of the discount we receive."

As to the second portion of the Staff's comment, we note that we have revised the prospectus in the fifth paragraph on page 26 to state that the agreement with our vinyl supplier does not provide for rebates or incentives, that the right of return does exist and there is a 20% restocking fee but returns have not been significant. We advise the Staff that we have not included the information to the effect that the Company receives an advertising incentive from our vinyl supplier because the amount always has been immaterial.

Growth Strategy, page 34

12.
We note your statement that you retained Franchise 123, Inc. to serve as your franchise consultant. Please revise MD&A to disclose any expenses incurred thus far related to the development of your franchise program, and how much you expect to incur throughout the remainder of the year. We note from the June 30, 2009 10-Q that such costs were $9,500 for the quarter.

Response:

As requested in the Staff's comment, we have revised the information included in paragraph second paragraph on page 28 under the heading " Liquidity and Capital Resources – Capital Requirements," to disclose the amount of the expenses we have incurred in connection with the development of our franchise program through June 30, 2009 and the amount of additional expenses we expect to incur through the balance of 2009.

Description of Securities, page 52

Registration Rights, page 53

13.
With respect to the 300,000 share exchange shares being registered, it appears that there are only three persons who should be listed in the "Interested Parties" column. We note that on page 47, you state that the three shareholders who received a total of 2,000,000 shares in the share exchange have declined to cause the Company to register their shares. Please advise or revise accordingly.

Securities and Exchange Commission
Division of Corporation Finance
September 17, 2009

Response:

In response to the Staff's comment, we have revised the information included in the "Interested Parties" column of the table appearing on page 56 under the heading "Registration Rights," to reflect the accurate number of persons for whom the share exchange shares are being registered (3 persons). We have made other revisions to this table to reflect the nature of the persons for whom we are registering share exchange shares.

Note A – Summary of Significant Accounting Policies, page F-6

14.
We have read your response to comment 25 in our letter dated April 22, 2009 and the revised disclosure on page F-7 on interest expense. We note you have aggregated credit card fees and financing discounts as interest expense in your statement of operations. Please quantify these credit card fees and financing discounts, and tell us how you determined to it was more appropriate to classify the credit card fees as interest expense rather than selling, general and administrative expense. Further, it appears the financing discounts provided to your customers constitute interest income. Please advise.

Response:

We acknowledge the Staff's comment and advise you that we have revised Note A to the audited financial statements for the years ending December 31, 2008 and 2007 appearing on page F-7 to add a paragraph titled " Interest Expense" to (i) quantify the amount of credit card fees we recorded in each of 2008 and 2007 and (ii) more clearly define the term "financing discounts" and to quantify the amount of such discounts. In view of the additional explanation we have provided regarding the term "discount," we do not believe that we have to address the Staff's concern that such "discount" constitutes interest income to the Company. We added an identical paragraph to the unaudited financial statements for the quarterly period ended June 30, 2009 on page F-17.

We advise the Staff that, commencing with the Company's quarterly report on Form 10-Q for the period ending September 30, 2009, we will classify credit card fees as an interest expense and not as selling, general and administrative expenses.

Securities and Exchange Commission
Division of Corporation Finance
September 17, 2009

Undertakings, page 60

15.
We note your revised disclosure in response to comment 21 in our letter dated April 22, 2009. However, please note that you are required to include the undertaking contained in Item 512(a)(5)(ii) of Regulation S-K. Please revise accordingly.

Response:

In response to the Staff's comment, we have revised the section titled "Undertakings," appearing on page 63 to include the undertaking contained in Item 512(a)(5)(ii) of Regulation S-K.

Signatures, page 57

16.
We note your response to comment 22 in our letter dated April 22, 2009; however, we reissue the comment. Please arrange to have your principal accounting officer or controller sign the registration statement in his or her official capacity. See Instruction No. 1 to the Signature Section of Form S-1.

Response:

In response to the Staff's comment, we have revised the signature page so that the Company's principal accounting officer is signing Amendment No. 1 in his official capacity.

Exhibit Index, page 63

17.
We note your response to comment 23 in our letter dated April 22, 2009; however, we reissue the comment in part. The promissory notes that you filed as Exhibits 10.4 and 10.5 appear to be the same document. Each document is identifies Garabed Khatchoyan as the borrower at the top of the document and Gordon Knott as the borrower in the "Promise to Pay" paragraph and Mr. Khatchoyan has singed the document as the borrower. Additionally, each document is dated March 15, 2008 rather than March 15, 2007. Please advise or refile the promissory notes executed by Messrs. Knott and Khatchoyan in favor of the Company.

Response:

As requested by the Staff, the Company is refiling the promissory notes executed by Gordon Knott and Garabed Khatchoyan on March 15, 2007 in favor of the Company that accurately reflect the parties at interest.

Securities and Exchange Commission
Division of Corporation Finance
September 17, 2009

18.
It appears that several of the exhibits that you incorporated by reference to other filings are not contained in the filings referenced. For example, Exhibit 2.1, Agreement and Plan of Merger, does not appear to be filed with the Form 10-SB, which was filed on August 15, 2007. Please advise or revise accordingly.

Response:

With respect to the misidentification of certain exhibits to the filings with which they actually were made, we advise the Staff as follows:

Exhibit 2.1 – We have revised the location reference in the table and footnote 2 to indicate that the Agreement and Plan of Merger was filed as exhibit 2.1 to the Company's quarterly report on Form 10-Q for the three months ended December 31, 2007.

Exhibits 3.3 and 3.4 – We have revised the location reference in the table and footnote 2 to indicate that the articles of incorporation and bylaws of Red Oak Concepts, Inc., a Nevada corporation, were filed as exhibits to the Company's quarterly report on Form 10-Q for the three months ended December 31, 2007.

Exhibit 4.2 as originally filed with the Form 10-SB filed with the Commission on August 15, 2007 comprised the form of demand promissory note issued to the principals of Red Oak Concepts, Inc. (the registrant's name prior to the share exchange) in consideration of money loaned to the Company. We recognize that this exhibit should have been filed within the "10" series of exhibits as an agreement of the Company. Accordingly, we are renaming this as exhibit 10.7 and indicating in footnote 6 to the exhibit table that it originally was filed as exhibit 4.2 to the Form 10-SB.

Exhibit 4.2, the Registration Rights Agreement dated November 20, 2008 continues to be identified as Exhibit 4.2 to the Current Report on Form 8-K and is so identified in Amendment No. 2.

The balance of the exhibit table accurately reflect the filing with which the exhibits originally were filed.

Exhibit 5.1 – Legality Opinion

19.	Please arrange for counsel to file a dated legality opinion.

Securities and Exchange Commission
Division of Corporation Finance
September 17, 2009

Response:

As requested, the Company is filing with Amendment No. 2 a dated legality opinion.

Form 10-K for the Fiscal Year Ended December 31, 2008

20.
We note your response to comment 26 in our letter dated April 22, 2009; however, we reissue the comment. To the extent the comments on the Form S-1 contained in our letter dated April 22, 2009 relate to the reports you file under the Exchange Act, please represent that you will comply with those comments in future Exchange Act filings. We note that your representation to comply with the comments in future filings related to the comments in the Form 10-K, not the Form S-1.

Response:

We acknowledge the Staff's comment and confirm that we will revise our disclosure in future Exchange Act filings as requested in of each of the comments set forth in the Staff's comment letters to the Company relating to each of the Registration Statement, the 2009 Form 10-K and the June 2009 Form 10-Q, to the extent such comments are applicable to such Exchange Act filings.
Controls and Procedures, page 31

Evaluation of Disclosure Controls and Procedures, page 31

21.
We note your response to comment 28 in our letter dated April 22, 2009; however, we reissue the comment. In future filings, if you conclude that the disclosure controls and procedures are not effective as of the end of the reporting period covered by the Exchange Act report, but that disclosure controls and procedures were effective as of the filing date of the Exchange Act report, please explain how management determined that the disclosure controls and procedures were effective on the filing date given that the disclosure controls and procedures were not effective at the end of the reporting period. Please represent that you will comply with this comment in future Exchange Act filings.

Securities and Exchange Commission
Division of Corporation Finance
September 17, 2009

Response:

We acknowledge the Staff's comment and confirm that in future Exchange Act filings if we conclude that the disclosure controls and procedures are not effective as of the end of the reporting period covered by the Exchange Act report, but that disclosure controls and procedures were effective as of the filing date of the Exchange Act report, we will explain how management determined that the disclosure controls and procedures were effective on the filing date given that the disclosure controls and procedures were not effective at the end of the reporting period.

Please note that in our response to the first bulleted comment under comment 7, above, we provided an explanation as to why our management concluded that our disclosure controls and procedures were not effective as of the end of the reporting covered by the Form 10-K for the fiscal year ended December 31, 2008, but that the disclosure controls and procedures were effective as of the filing date for the 2008 Form 10-K.

Management's Report on Internal Control over Financial Reporting, page 31

22.
We note your response to comment 31 in our letter dated April 22, 2009; however, we reissue the comment. In future filings, please refrain from using the following disclosure: "Except as disclosed above, there were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting." Rather, if there were changes in the Company's internal control over financial reporting, please clearly state that there were changes in the Company's internal control over financial reporting during this quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Please represent that you will comply with the comment in future Exchange Act filings.

Response:

We acknowledge the Staff's comment and confirm that we will refrain from using the following disclosure in future Exchange Act filings: "Except as disclosed above, there were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting." We confirm that in future Exchange Act filings, if there were changes in the Company's internal control over financial reporting, we will comply with this comment by clearly stating that there were changes in the Company's internal control over financial reporting during such quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Securities and Exchange Commission
Division of Corporation Finance
September 17, 2009

Form 10-Q for the Quarterly Period Ended June 30, 2009

Financial Information

23.
We note you present the consolidated statement of operations on page F-2 for the six months ended June 30, 2009 and 2008. Please amend this filing to also include a statement of operations for the three months ended June 30, 2009 and 2008. Refer to instruction 1 of Rule 8.03 of Regulation S-X.

Response:

We acknowledge the Staff's comment and advise you that we have revised the June 2009 Form 10-Q to include a statement of operations for the three months ended June 30, 2009 and 2008 as required by instruction 1 of Rule 8.03 of Regulation S-X.

Controls and Procedures

24.
We note that your statement that "the PEO along with the PFO concluded that our disclosure controls and procedures are effective at providing reasonable assurance that all material information required to be included in our Exchange Act reports is reported in a timely manner." However, as disclosed, your evaluation does not fully conform to the definition of disclosure controls and procedures set forth in Rules 13a-15 and 15d-15 of the Exchange Act. Therefore, if true, please amend you Form 10-Q to disclose that your disclosure controls and procedures were "effective" at the reasonable assurance level to ensure that the information required to be disclosed is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and is communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, if true, please amend your Form 10-Q to disclose that your disclosure controls and procedures "effective" without defining them. Please comply with this comment in future Exchange Act filings.

Response:

We acknowledge the Staff's comment and advise you that we have revised the June 2009 10-Q under the heading "Item 4(T). Disclosure Controls and Procedures" to disclose that the Company's disclosure controls and procedures were "effective" as of the end of the period covered by the report without defining them. We confirm that we will comply with this comment in all future Exchange Act filings.

Securities and Exchange Commission
Division of Corporation Finance
September 17, 2009

Exhibits 31.1. and 31.2 – Section 302 Certifications

25.
In your amendment to the Form 10-Q, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, which should include the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). Please comply with this comment in future Exchange Act filings.

Response:

We acknowledge the Staff's comment and advise you that we have revised Exhibits 31.1. and 31.2 filed with Amendment No. 1 to the June 2009 10-Q to include the following language: "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d), as requested by the Staff.  We confirm that we will comply with this comment in all future Exchange Act filings.

Please note that we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact the undersigned or William P. Ruffa, Esq. at 212-355-0606.

Very truly yours,
VINYL PRODUCTS, INC.

By:	/s/ Gordon Knott
Gordon Knott, President